

Mail Stop 4561

September 2, 2016

James Cassidy, Esq.
President
Lark Street Acquisition Corporation, et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

> **Re:** **Lark Street Acquisition Corporation**
> **Registration Statement on Form 10-12(g)**
> **Filed August 9, 2016**
> **File No. 000-55670**
>
> **Heron Street Acquisition Corporation**
> **File No. 000-55671**
>
> **Starling Street Acquisition Corporation**
> **File No. 000-55672**
>
> **Dove Street Acquisition Corporation**
> **File No. 000-55673**
>
> **Robin Street Acquisition Corporation**
> **File No. 000-55674**
>
> **Crow Street Acquisition Corporation**
> **File No. 000-55675**
>
> **Hawk Street Acquisition Corporation**
> **File No. 000-55676**
>
> **Wren Street Acquisition Corporation**
> **File No. 000-55677**
>
> **Finch Street Acquisition Corporation**
> **File No. 000-55678**
>
> **Sparrow Street Acquisition Corporation**
> **File No. 000-55679**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2: Financial Information, page 12

1. You state that the company will be "available for use by any client of Tiber Creek." Please disclose whether the company is restricted from effecting a business combination with a target company that is not a client of Tiber Creek.

Item 5: Directors and Executive Officers: Recent Blank Check Companies, page 17

2. We note the general disclosure that Tiber Creek receives compensation "in the range of $100,000." Please disclose the precise fees received by Tiber Creek for each of the recent blank check companies that were controlled by Messrs. Cassidy and/or McKillop that effected a business combination or merger or any other similar transaction.

Item 6: Executive Compensation, page 30

3. We note your disclosure that your officers and directors do not receive any compensation. Please tell us whether your Chief Executive Officer is being compensated by Tiber Creek. Provide us with your analysis as to how you determined that any compensation paid by Tiber Creek to your Chief Executive Officer does not require disclosure pursuant to Item 402 of Regulation S-K. We note that Item 402(m)(1) requires disclosure of all compensation awarded to, earned by, or paid to named executive officers and directors "by any person for all services rendered in all capacities to the registrant and its subsidiaries," and further states that "[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director."

Item 7: Certain Relationship and Related Transactions, and Director Independence, page 31

4. We note that your articles of incorporation are signed by Lee W. Cassidy and may be a promoter of the company. Please tell us what consideration you have given to disclosing the relationship of Lee Cassidy to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Derby, Law Clerk, at (202) 551-3334 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lee W. Cassidy, Esq.
        Cassidy & Associates